SBC COMMUNICATIONS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES — PRO FORMA
Dollars in Millions

Six Months Ended June 30, 2005
SBC Historical	AT&T Historical	Pro Forma Adjustments Combined
Income Before Income Taxes	$2,698	(a)	$1,394	$(29)	$4,063
Add: Interest Expense	702		372	(70)	1,004
Dividends on Preferred Securities	16		-		16
1/3 Rental Expense	77		70		147

Adjusted Earnings	$3,493		$1,836	$(99)	$5,230

Total Interest Charges	$717		382	(70)	$1,029
Dividends on Preferred Securities	16		-		16
1/3 Rental Expense	77		70		147

Adjusted Fixed Charges	$810		$452	$(70)	$1,192

Ratio of Earnings to Fixed Charges	4.31		4.06		4.39

(a)     For SBC, undistributed earnings on investments accounted for under the equity method have been excluded.